TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
February 7, 2018

Manulife files 2017 Audited Annual Financial Statements and Related MD&A
Toronto - Manulife Financial Corporation has filed its 2017 audited annual financial statements for the year ended December 31, 2017 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company's website at manulife.com. Shareholders may also request a hard copy of this information free of charge through the Company's website.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had approximately 34,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of December 31, 2017, we had over $1.04 trillion (US$829.4 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact:	Investor Relations:
Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com